

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 26, 2006

Mr. Gerald A. Tywoniuk
Senior Vice President and Chief Financial Officer
Pacific Energy Partners LP
5900 Cherry Ave.
Long Beach, CA 90805-4408

> **Re:** **Pacific Energy Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 1-31345**

Dear Mr. Tywoniuk:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Management Discussion and Analysis of Financial Condition and Results of Operations

Statements of Income – Discussion and Analysis, page 78

1.   Your table of expenses appears to be a non-GAAP measure as it excludes the
        expenses for the vesting of restricted units under a compensation plan, line 63 oil
        release costs, and transaction costs. Please either revise this table to include such
        expenses so it will agree to the amounts presented in your financial statements or
        revise your discussion to present all the disclosures for non-GAAP measures
        required by Regulation S-K Item 10(e).

Financial Statements

Consolidated Statements of Income, page F-4

2.   You have reported the expense for the vesting of restricted units under a
        compensation plan as a separate expense line item. Under the guidance of Staff
        Accounting Bulletin 107-F, the expense related to share based payments should
        be reported in the same line or lines as cash compensation paid to the same
        employees, although parenthetical disclosure is acceptable. Revise your
        presentation accordingly.

3.   You have reported income from equity investments as a component of operating
        income. Revise your presentation to report this item as a component of non-
        operating income or tell us why you believe your current presentation is more
        appropriate.

Notes to Consolidated Statements of Income

Note 2 – Summary of Significant Accounting Policies, page F-10

4.   You have disclosed the total percentage of revenue from all major customers in
        each of your business segments. Tell us whether revenues from any single
        customer amounted to 10% or more of your consolidated revenues. If you have
        such customers, revise your disclosures to report this information in accordance
        with Statement of Financial Accounting Standards 131, paragraph 39.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551- 3684 with any other questions.

Sincerely,

April Sifford
Branch Chief